United States securities and exchange commission logo





                             March 16, 2021

       Michael K. Lester
       President and Chief Executive Officer
       LifeStance Health Group, Inc.
       4800 N. Scottsdale Road, Suite 6000
       Scottsdale, AZ 85251

                                                        Re: LifeStance Health
Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
16, 2021
                                                            CIK No. 0001845257

       Dear Mr. Lester:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 16, 2021

       Industry and Market Data, page ii

   1. Your statement that investors are cautioned not to give undue weight to information from third party sources as
well as your own estimates, research and surveys may imply an inappropriate
disclaimer of responsibility with respect to such information. Please either delete this statement
or specifically state that you are liable for such information.
       Summary, page 1

   2. Please revise your Summary to eliminate repetitive disclosure and to focus on the material aspects of your
offering. Please note that the Summary should not include a lengthy description of your
industry, competitive strengths and strategies for growth. We note that
 Michael K. Lester
FirstName
LifeStance LastNameMichael
           Health Group, Inc.K. Lester
Comapany
March      NameLifeStance Health Group, Inc.
       16, 2021
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         this detailed information is better suited for the body of the prospectus and that your
         Business discussion already contains substantially the same presentation. Additionally, please consider revising your summary to include a brief overview of the material aspects of your care model, including the nature of your arrangements with payors and affiliated professional entities, as well as a brief discussion of the outpatient behavioral health services you provide, including your treatment services and assessment services.
3. The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. In the presentation of your business, you present multiple performance claims on pages 2-7. Please revise to state the basis for your performance claims or revise to state such claims are management's belief.
         Additionally, please balance your summary presentation by providing equally prominent disclosure about the competitive, regulatory and technical challenges you face.
4. To facilitate an understanding of your business, please revise to explain what you mean by
         "employing over 3,000 licensed behavioral health clinicians" and "unique employment model." In this regard, we note the disclosure on page 32 indicating that you enter into management services contracts with professional entities to provide a wide range of administrative services to "their practices."
We Have an Opportunity to Transform Health Care as a Whole, page 3

5. Please revise to quantify the amount of debt outstanding. We Have a Significant Opportunity, page 4

6. Please revise to clarify how you determined that the outpatient behavioral health market is approximately $115 billion, disclosing and quantifying any assumptions underlying the calculation.
TPG Acquisition, page 10

7. With reference to the "Basis of Presentation" that you include prior to the Summary, please revise the "TPG Acquisition" section of the Summary to include the consideration paid and the debt issued. Please also explain briefly the purpose and effect of the reorganization.
8. Please file the agreements associated with the TPG acquisition as an exhibit to the registration statement. Refer to Item 601(b)(2) of Regulation S-K. Alternatively, please explain to us why such disclosure is not required.
Our Sponsors; Controlled Company, page 11

9. Please tell us why it is appropriate to identify TPG, Summit and Silversmith as your
         Sponsors. In this regard, please clarify whether TPG, Summit and Silversmith have any duties, obligations or roles beyond that of controlling shareholders. Michael K. Lester
LifeStance Health Group, Inc.
March 16, 2021
Page 3
Summary Consolidated Financial Data, page 14

10. We note your disclosure on page iii that LifeStance TopCo, L.P. was formed on April 13,
         2020 and that the acquisition of LifeStance TopCo, L.P. was completed May 14, 2020.
         Please explain to us why your Successor period begins April 13, 2020 and the periods overlap in the financial information you have provided in the filing. Use of Proceeds, page 26

11. We note your disclosure of intended uses of proceeds is limited to general corporate purposes, including working capital, operating expenses and capital
expenditures.    Please
         revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose. In this regard, consider disclosing the amount of proceeds that you plan to use for the identified purposes as well as any additional plans for growth as referenced on page 17.
         Additionally, to the extent proceeds will be used to service debt, please specify the interest rates and maturity of the debt. Refer to Instruction 4 to Item 504 of Regulation S-K.
Risks Related to Common Stock and This Offering , page 44

12. We refer to your discussion of the material weaknesses identified that resulted in material misstatements and the restatement of previously issued financial statements. Please revise to disclose the specific errors that resulted in the material misstatements.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results , page 61

13. We note that as of December 31, 2020, you employed over 3,000 psychiatrists, APNs, psychologists and therapists. Please tell us whether these employed clinicians relate only to your wholly-owned subsidiaries or if any of these are clinicians at variable interest entities discussed on page F-12.
Covid-19 Impact, page 66

14. We note your disclosure that existing trends in mental health care have worsened dramatically since the beginning of the COVID-19 pandemic and that quarantining and lockdown measures have resulted in furloughs and layoffs, dramatically increasing stressors and leading to poorer overall mental and physical health. We also note your
FirstName LastNameMichael K. Lester
       disclosure that total patient visits increased to 2,290,728 in 2020. Please clarify whether
Comapany    NameLifeStance
       the COVID-19           Health
                        pandemic   hasGroup,
                                       impactedInc.the Company's patient visits
or related revenue
March during  2020.
       16, 2021  Page 3
FirstName LastName
 Michael K. Lester
FirstName
LifeStance LastNameMichael
           Health Group, Inc.K. Lester
Comapany
March      NameLifeStance Health Group, Inc.
       16, 2021
March4 16, 2021 Page 4
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FirstName LastName
Key Metrics and Non-GAAP Financial Measures, page 68

15. Your financial metrics of Organic Revenue Growth, Adjusted Gross Profit, and Center
         Contribution appear to be non-GAAP measures as defined in Item 10(e)(2) of Regulation
         S-K rather than financial metrics. Please revise to address the following:

                Provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
                Expand disclosures in footnotes (1) and (3) on page 69 to quantify the items that make up the respective adjustments and clarify where these amounts are reflected in your financial statements.
                Explain why you include gross profit here when this is not presented in your financial statements.
                Explain why you believe the adjustment of $27,777 for certain center general and administrative expenses in your Center Contribution measure complies with the guidance in Item 10(e)(1)(ii) of Regulation S-K and Question
100.01 of the Non-
              GAAP Compliance and Disclosure Interpretations dated April 4,
2018.
16. With regards to your non-GAAP measure of Adjusted EBITDA on page 70, please explain to us why you believe the adjustments for De novo center opening costs and De novo center operating losses comply with the guidance in Item 100(b) of Regulation G and Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations dated
         April 4, 2018. In addition, expand your disclosure to quantify the items that make up the adjustment of Other Expenses in footnote (5), and tell us why you believe the non-
         recurring items in the adjustment comply with the guidance in Item 10(e)(1)(ii)(B) of
         Regulation S-K and Question 102.03 of the Non-GAAP Compliance and Disclosure
         Interpretations dated April 4, 2018.
Results of Operations
Total Revenue , page 73

17. Please revise to separately disclose and discuss revenue related to wholly-owned entities and revenue related to consolidated variable interest entities discussed on page F-12.
Liquidity and Capital Resources, page 74

18. Please revise footnotes (1), (2), and (3) on page 76 to clarify how you computed the adjustments for credit agreement consolidated EBITDA.
 Michael K. Lester
FirstName
LifeStance LastNameMichael
           Health Group, Inc.K. Lester
Comapany
March      NameLifeStance Health Group, Inc.
       16, 2021
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Comprehensive Clinical Capabilities with Improved Outcomes, page 89

19. We note your disclosure that your clinical approach delivers validated outcomes and that you see that after two visits to treat such conditions, 81% of your patients report a decrease in their suicidal ideation, 53% of patients report improvement with their symptoms of depression and 54% of patients report an improvement in their symptoms of anxiety. Please revise your disclosure to clarify how many patients were surveyed and how improvement in symptoms was measured.
Our Patient Acquisition Strategy, page 95

20. We note your disclosure that in certain states that have adopted the corporate practice of medicine doctrine, you enter into management services contracts with affiliated professional entities to provide administrative and operations support services in exchange for scheduled fees at the fair market value of your services provided to each outpatient behavioral health practice. Please also include a discussion regarding your relationships with affiliated professional entities, including the proportion of your care centers that are affiliated professional entities.
Our Payor Relationships, page 95

21. We note your disclosure on page 20 that during the year ended December 31, 2019, in the aggregate, two commercial third-party payors each accounted for 15% or more of total revenues across multiple contracts in the period. Please disclose the commercial third party payors and the percentage that each payor contributed to your revenue during the year ended December 31, 2019. Please also explain the reason why you have multiple contracts with such payors during the period. To the extent you are substantially dependent on any single payor contract, please file such agreement as an exhibit to the registration statement.
22. Please expand your disclosure to include a discussion of the material terms, including the nature of the reimbursement arrangements, you have negotiated under your payor contracts. Please also include in your disclosure a discussion of those contracts that provide for incremental payments tied to the attainment of quality or performance metrics.
Financial Statements
Note 7- Fair Value Measurements, page F-21

23. Please expand to disclose the specific assumptions used to estimate the fair value of your contingent consideration liability of $25,536 at December 31, 2019.
Item 15. Recent Sales of Unregistered Securities, page II-2

24. Please expand your disclosure to name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K. Michael K. Lester
LifeStance Health Group, Inc.
March 16, 2021
Page 6
General

25. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Tracie Mariner at 202-551-3744 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael K. Lester
                                                           Division of
Corporation Finance
Comapany NameLifeStance Health Group, Inc.
                                                           Office of Life
Sciences
March 16, 2021 Page 6
cc:       Thomas Fraser, Esq.
FirstName LastName